UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MGM Resorts International

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

552953 10 1

(CUSIP Number)

Gregg Winiarski

Executive Vice President, General Counsel & Secretary

IAC/InterActiveCorp

555 West 18th Street

New York, NY 10011

Telephone: (212) 314-7300

Facsimile: (212) 314-7309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON IAC/InterActiveCorp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,033,902(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 59,033,902(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,033,902(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%*
14	TYPE OF REPORTING PERSON CO

*                                         Percentage calculated on the basis of 493,281,168 shares of common stock, par value $0.01, of the Company (“Common Stock”) issued and outstanding as of July 30, 2020 (based upon information contained in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020).

(1)                                 Reflects 59,033,902 shares of Common Stock beneficially owned by IAC/InterActiveCorp (“IAC”).

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the shares of common stock, $0.01 par value (the “Shares”), of MGM Resorts International (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2020 (the “Schedule 13D”).  Except as set forth herein, the Schedule 13D as previously filed remains applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by replacing the second sentence with the following:

On August 19, 2020, the Issuer’s Board of Directors elected Barry Diller, Chairman and Senior Executive of the Reporting Person, and Joseph Levin, Director and Chief Executive Officer of the Reporting Person, to join its Board of Directors.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by replacing the first sentence with the following:

On August 19, 2020, the Issuer’s Board of Directors elected Barry Diller, Chairman and Senior Executive of the Reporting Person, and Joseph Levin, Director and Chief Executive Officer of the Reporting Person, to join its Board of Directors.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 2020

IAC/INTERACTIVECORP

By:	/s/ Gregg Winiarski
Name:	Gregg Winiarski
Title:	Executive Vice President, General Counsel and Secretary